Exhibit 99.1

WESTERN COPPER AND GOLD APPOINTS SANDEEP SINGH AS CEO

VANCOUVER, BC, Feb. 22, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce the appointment of Mr. Sandeep Singh as Chief Executive Officer of the Company, effective immediately.  Mr. Singh will work closely with Dr. Paul West-Sells, who will continue in the role of President in connection with the succession process. Further, Mr. Kenneth Williamson has retired from his role as Director and Interim Chairman.  Current board member, Dr. Bill Williams, has taken on the role of Interim Chairman as the Company searches for a replacement.

As a highly respected mining professional with 20 years of sector expertise, Mr. Singh adds meaningful capital markets and strategic expertise to the Company. He was previously the President and CEO of Osisko Gold Royalties, where he led the successful turnaround of the company. For the fifteen years prior, Mr. Singh was an investment banker focusing on the North American metals and mining sector with BMO Capital Markets, Dundee Securities, and ultimately co-founding Maxit Capital, a leading independent M&A firm. He has advised numerous mining companies on financing alternatives and strategic matters as well as having acted on some of the most complex and value-enhancing M&A transactions in the mining sector. Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and a Masters of Business Administration degree from Oxford University.

Dr. Bill Williams, Interim Chairman, commented "The Board would like to thank Ken for his dedication, and contributions to the Company. We wish him the best as he focuses his energy on his family and retirement. I'd also like to commend Paul on playing an active role in the succession planning efforts that led to the appointment of Mr. Singh. Paul has been the driving force behind the Casino project since the very beginning and we are hopeful he will continue to play an important role as we build out the management team necessary for the next phases of the Company's growth.

The Board is delighted to have someone of Sandeep's caliber joining the team. Throughout his impressive career, he has shown a dedication to stakeholder value, above all else, and will be aligned with shareholders through a significant personal investment into the Company. With Sandeep's addition, we are strengthening the Company's management capabilities to better unlock the value potential of the Casino project."

Mr. Singh commented "I see tremendous value in Casino as one of very few viable assets in the copper-gold development space. Casino strikes a unique balance of important scale, attractive commodity mix, low jurisdictional risk, and quick payback through the higher-grade core of the deposit. The credible data, underpinning a thorough feasibility study, and remaining upside from additional resources or optimizations to the project provide tangible upside potential. I am excited to be joining the Western Copper and Gold team at a pivotal time for the Company."

The Company also announces a C$3 million private placement (the "Placement") with Mr. Singh for the purchase of 2.22 million common shares at a price of C$1.35 per common share. The closing of the Placement is subject to entering into a customary subscription agreement and the receipt of approvals of the Toronto Stock Exchange and the NYSE American LLC. The shares issued pursuant to the Placement will be subject to a statutory hold period in accordance with applicable Canadian securities laws.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Dr. Bill Williams"

Dr. Bill Williams
Interim Chairman
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: strengthening the Company's management capabilities to better unlock the value potential of the Casino project, the remaining upside from additional resources or optimizations to the project and the expected closing of the Placement; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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%CIK: 0001364125

CO: Western Copper and Gold Corporation

CNW 17:11e 22-FEB-24